

Mail Stop 7010

April 26, 2007

Via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Scott's Liquid Gold-Inc.
Treasurer and Chief Financial Officer
4880 Havana Street
Denver, Colorado 80239

      RE: Form 10-KSB for the fiscal year ended December 31, 2006
              File No. 1-13458

Dear Mr. Johnson:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6. Management's Discussion and Analysis

Results of Operations, page 16

2. You state on page 19 that cost reductions were initiated in the third and fourth
quarters of 2006, including a reduction in the number of employees and salary
reductions for officers and certain employees. You estimate that these measures will
result in a cost savings of approximately $700,000 on an annualized basis. Please
clarify whether you incurred any employee termination costs or other types of
restructuring costs associated with these cost reductions. If so, please provide the
disclosures required by paragraph 20 of SFAS 146 as well as SAB Topic 5:P.4

Financial Statements

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

(k) Revenue Recognition, page 29

3. Reserves for returns and allowances are recorded as a reduction of revenue, and are
maintained at a level that management believes is appropriate to account for amounts
applicable to existing sales. On page 4, you state that a recent practice of retailers has
been to return products that have either been discontinued or not sold after a period of
time. On page 17 of MD&A, you state that net sales of the new Alpha Hydrox
products declined in 2006 compared to 2005 as a result of returns from one retailer in
the second quarter as well as other factors. We also note a significant decline in
Montagne Jeunesse products. Please help us further understand your accounting of
estimated product returns by addressing the following:
- Please disclose whether there is a limited or indefinite period of time during
  which you allow returns. Please clarify whether all of your products are subject
  to the same return policies or whether different products are subject to different
  policies;
- Please provide us with a history of returns for the years 2003 through 2006 and
  the first quarter of 2007, by product category. Provide explanations for indicated
  trends; and
- Please explain to us how you determined you meet the criteria of paragraph 6 of
  SFAS 48 at the time of sale to record revenue related to your products. Please
  provide separate explanations for your skin care products and your household
  products. Please discuss your consideration of the factors included in paragraph 8
  in determining that the amount of future returns can be reasonably estimated as
  well as any other factors you consider appropriate in your industry. Please also
  address your consideration of the introduction of new products, which you discuss
  on page 2, that may result in larger than expected returns of current products.

4. Please expand your revenue recognition policy to address all of the criteria of SAB
    Topic 13:A.1 in a similar manner to your Critical Accounting Policies on page 15.
    Please clarify what you mean when you state that <u>generally</u> your revenue recognition
    criteria is that there be an arrangement to sell the product, you have delivered the
    product in accordance with that arrangement, the sales price is determinable, and
    collectibility is probable.

Note 2. Inventories, page 32

5. On page 17 of MD&A, you state during the first quarter of 2005 you began
    introduction of four new items in your Alpha Hydrox line of cosmetic products. This
    resulted in "pipeline" orders of the new items in 2005 that were not repeated in 2006.
    Net sales of the new Alpha Hydrox products declined in 2006 compared to 2005 as a
    result of returns from one retailer in the second quarter, the filling of store shelves
    with the introduction of the product in 2005, and higher couponing and co-op
    advertising costs that are deducted from gross sales. You have continued to
    experience a drop in unit sales of your earlier established alpha hydroxy acid-based
    products due primarily to maturing in the market for alpha hydroxy acid-based skin
    care products, intense competition from producers of similar or alternative products,
    many of which are considerably larger than Neoteric Cosmetics, Inc. and reduced
    distribution of these products at retail stores in current and prior periods. We also note
    the steep drop in Montagne Jeunesse products in 2006, due to reduced product
    positioning at several key retailers. You state that you estimate reserves for slow
    moving and obsolete products and raw materials based upon historical and anticipated
    sales. Please provide us with a breakdown of your inventory and inventory reserve
    for obsolescence by product line as of December 31, 2006. Please tell us what
    consideration you gave to the decline in unit sales and other noted trends in
    determining the appropriate reserve to record for this inventory. Refer to Statement 5
    of Chapter 4 of ARB 43.

Item 8A. Controls and Procedures, page 40

6. You state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please either state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also confirm to us that your disclosure controls and procedures were effective as of December 31, 2006 when evaluating based on the complete definition of disclosure controls and procedures.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

       Sincerely,

       John Hartz
       Senior Assistant Chief Accountant